Exhibit 99.4

ANNUAL MEETING CELESTICA INC. TUESDAY, APRIL 23, 2013 AT 9:00 AM EDT TMX BROADCAST CENTRE, THE EXCHANGE TOWER 130 KING STREET WEST TORONTO, ONTARIO

VOTING INSTRUCTION FORM

CELESTICA INC.

MEETING TYPE: ANNUAL MEETING
MEETING DATE: TUESDAY, APRIL 23, 2013 AT 9:00 AM EDT
RECORD DATE: MARCH 8, 2013
PROXY DEPOSIT DATE: APRIL 19, 2013
A/C

STEP 1 — REVIEW YOUR VOTING OPTIONS

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE.

SCAN TO VIEW MATERIAL AND VOTE NOW

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT:

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

*****WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.*****

R3

STEP 2 — COMPLETE YOUR VOTING DIRECTIONS

01 ELECTION OF DIRECTORS: *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

Nominee	FOR	WITHHOLD
01 DAN DIMAGGIO	☐	☐
02 WILLIAM A. ETHERINGTON	☐	☐
03 LAURETTE KOELLNER	☐	☐
04 CRAIG H. MUHLHAUSER	☐	☐
05 JOSEPH M. NATALE	☐	☐
06 EAMON J. RYAN	☐	☐
07 GERALD W. SCHWARTZ	☐	☐
08 MICHAEL WILSON	☐	☐

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **HIGHLIGHTED TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

Item		
01 APPOINTMENT OF KPMG LLP AS AUDITOR AND AUTHORIZATION OF THE BOARD OF DIRECTORS OF CELESTICA INC. TO FIX THE REMUNERATION OF THE AUDITOR.	FOR ☐	WITHHOLD ☐
02 ADVISORY RESOLUTION ON CELESTICA INC.'S APPROACH TO EXECUTIVE COMPENSATION.	FOR ☐	AGAINST ☐

NOTE THIS VOTING INSTRUCTION FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR.

FILL IN THE BOX "■" TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON. → ☐

STEP 3 — THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y